                                 Filed by:  DWS RREEF World Real Estate Fund, Inc.
                                 Pursuant to Rule 425 Under the Securities Act of 1933
                                 Subject Company:  DWS RREEF World Real Estate Fund, Inc.
                                Registration Statement File No. 333-170092

DWS RREEF WORLD REAL ESTATE FUND, INC.
345 Park Avenue
New York, New York 10154

PLEASE VOTE NOW
VOTING NOW HELPS THE FUND LOWER OVERALL PROXY COSTS AND ELIMINATES PHONE CALLS

Time is running short and the Special Meeting is rapidly approaching. According to our records your vote has not yet been received. To avoid adjournments and additional solicitation costs, your Board of Directors is     asking you to use the enclosed proxy card to authorize your proxy “FOR”  the approval of an agreement and plan of reorganization calling for the merger of your Fund into the DWS RREEF Global Real Estate Securities Fund, an open-end investment company. We hope you will take this opportunity to vote your shares ”FOR” the proposal.

The Board of Directors of the Fund recommends
that you vote “FOR” the proposal.

Your vote is important, no matter how large or small your holdings may be. We urge you to vote “FOR” the proposal by completing, signing and dating the enclosed proxy card and promptly mailing it in the enclosed postage-paid envelope. Alternatively, you may vote by calling 1-800-454-8683 or via the internet at www.proxyvote.com and following the instructions on the enclosed card. A failure to vote has the effect of a vote against the merger.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares unless you complete, sign, date and return the enclosed proxy voting form. Voting now will allow the Fund to minimize the expense incurred with further reminder mailings and solicitations.

If you have questions or need assistance in voting your shares, please call Georgeson Inc. at 1-866-856-6388.

Thank you for voting.

FOR MORE INFORMATION: For more information regarding DWS RREEF Global Real Estate Securities open-end fund,   including to obtain a free copy of the prospectus/proxy statement relating to the proposed merger (and containing      important information about fees, expenses and risk considerations) which is included in an effective registration    statement that has been filed by such fund with the SEC, please visit the SEC’s website www.sec.gov. Please read the prospectus/proxy statement carefully before making any investment decisions because it contains important information.